We developed Soko, the Farmers Market App to make going to the farmers market a healthy part of your routine. With Soko you can discover farmers markets near you and connect with the people that sell there.

Part of our mission is to eliminate the hurdles faced by people on food assistance in purchasing locally-sourced fresh and healthy food. Of the $100B appropriated to the Supplemental Nutrition Assistance Program (SNAP) this year, only about $25M will be spent at farmers markets. Too many SNAP dollars are spent at convenience stores on less healthy processed food.

Today, less than half of the 8,600 farmers markets in the US accept SNAP payments, and the ones that do use a cumbersome and inefficient process that is difficult for the customer, the vendor, and the market manager. Soko has revolutionized the process of accepting SNAP payments, making them easier and just as fast as credit card payments (watch this short video).

We have recently launched a crowdfunding campaign to get Soko into more farmers markets so that more people will consume healthy food. Please support our journey with an investment as low as $100.











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